SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2011

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated March 4, 2011	A-1

2.1	Announcement, dated March 6, 2011	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 7, 2011	By:	/s/ Li Yue
Name: Li Yue
Title: Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DATE OF BOARD MEETING

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that a meeting of the Board will be held on Wednesday, 16 March 2011 at the registered office of the Company, for the purpose of, among other things, approving the announcement of the annual results of the Company and its subsidiaries for the financial year ended 31 December 2010 and considering the payment of a final dividend.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 4 March 2011

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

A-1

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHOICE OF LANGUAGE AND MEANS OF RECEIVING

CORPORATE COMMUNICATIONS

The Company is making arrangements to ascertain its shareholders’ choice of language and means of receiving future Corporate Communications in accordance with Rule 2.07A and Rule 2.07B of the Listing Rules.

In support of environmental protection and for the purpose of saving printing and mailing costs, the Company recommends that shareholders select the option to receive Corporate Communications in electronic form on the Company’s website at www.chinamobileltd.com.

If the Company does not receive shareholders’ response by 3 April 2011, shareholders are deemed to have agreed to receive the Company’s Corporate Communications through the Company’s website.

INTRODUCTION

Pursuant to the Listing Rules, the articles of association of China Mobile Limited (the “Company”) and the Companies (Amendment) Ordinance 2010, the Company is permitted to make available the following options for shareholders to choose for receipt of future Corporate Communications:

(1)	to read the website version of all future Corporate Communications published on the Company’s website at www.chinamobileltd.com in place of receiving printed copies; or

(2)	to receive the printed English version of all future Corporate Communications only; or

(3)	to receive the printed Chinese version of all future Corporate Communications only; or

(4)	to receive both the printed English and Chinese versions of all future Corporate Communications.

B-1

Corporate Communications refer to Interim/Annual Reports, notices, documents, or other publications of the Company (including any “Corporate Communication” as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)).

In support of environmental protection and for the purpose of saving printing and mailing costs, the Company recommends shareholders to select option (1) above.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, the following arrangements will be made by the Company:

1.	The Company will send a letter on 7 March 2011 (the “First Letter”) together with a reply form (the “Reply Form”) with a prepaid mailing label for posting within Hong Kong, prepared in English and Chinese, to shareholders to enable them to choose any one of the options set out above.

2.	If no reply is received from shareholders by 3 April 2011, those shareholders are deemed to have consented to receiving by electronic means through reading the website version of the Corporate Communications published on the Company’s website in place of receiving printed copies. A notification of the publication of the Corporate Communications on the Company’s website will be sent to such shareholders in the future.

3.	For shareholders who have chosen to receive the Company’s Corporate Communications in printed form, the Company will send their selected language version(s) of the Corporate Communication together with a letter (the “Second Letter”) and a change request form (the “Change Request Form”), prepared in English and Chinese, with a prepaid mailing label for posting within Hong Kong to them. The Second Letter specifies that the Corporate Communication prepared in the other language will be available upon request, and that shareholders may change their language choice and means of receipt of subsequent Corporate Communications by completing the Change Request Form and returning it to the Company’s share registrar, Hong Kong Registrars Limited.

4.	For shareholders who have chosen to read the website version of the Corporate Communications, the Company will send a notification to such shareholders as and when the Corporate Communication is published on the Company’s website by post at their address as appearing in the Company’s register of members maintained by the Company’s share registrar, Hong Kong Registrars Limited. If for any reason, any of these shareholders has difficulty in receiving or gaining access to the Corporate Communication, the Company will promptly upon request send them the Corporate Communication in printed form, free of charge.

B-2

5.	Shareholders are entitled at any time by reasonable notice in writing to the Company at the Company’s office at 60/F., The Center, 99 Queen’s Road Central, Hong Kong or to the Company’s share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by sending email to ChinaMobile.ecom@computershare.com.hk to change their choice of language and means of receiving Corporate Communications.

6.	Printed copies of the English and Chinese versions of all future Corporate Communications will be available from the Company and the Company’s share registrar on request. They will also be available on the Company’s website at www.chinamobileltd.com and on the HKExnews website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

7.	The Company provides a dial-up hotline service (Tel: (852) 2862 8688) during business hours (9:00 a.m. to 6:00 p.m., Monday to Friday, excluding Hong Kong public holidays) for shareholders with any queries about these arrangements.

8.	The First Letter and the Second Letter will mention that both languages of each Corporate Communication will be available on the Company’s website and that the dial-up hotline service has been provided, as respectively mentioned in paragraphs 6 and 7 above.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 6 March 2011

As at the date of this announcement, the Board comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive Directors, and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive Directors.

B-3